Exhibit 99.4

Consolidated financial statements of

Western Wind Energy Corp.

March 31, 2009
(Unaudited)

Western Wind Energy Corp.
March 31, 2009

Table of contents

Western Wind Energy Corp.
Consolidated balance sheets
(Expressed in Canadian dollars)
(Unaudited)

	March 31,	December 31,
	2009	2008
	$	$
Assets
Current assets
Cash	503,363	1,817,371
Accounts receivable	653,521	546,878
Refundable tax credits	332,389	311,211
Income taxes refundable	-	223,314
Prepaid expenses	443,623	346,180
	1,932,896	3,244,954

Restricted cash	104,312	210,214
Long-term deposits	31,000	-
Construction in progress (Note 3)	1,433,520	1,103,393
Property and equipment (Note 4)	20,546,629	20,863,849
Goodwill and other intangible assets (Note 5)	4,963,266	4,840,729
	29,011,623	30,263,139

Liabilities
Current liabilities
Accounts payable and accrued liabilities
Continuing	620,370	733,190
Discontinued	327,849	484,200
Accrued interest liabilities	6,832	57,340
Loans payable, current portion (Note 6)	534,762	582,060
	1,489,813	1,856,790

Loans payable (Note 6)	388,354	349,879
Asset retirement obligation	1,279,826	1,222,898
Future income tax liability	4,307,844	4,391,079
	7,465,837	7,820,646

Shareholders' equity
Share capital (Note 8)
Common shares
Authorized
Unlimited shares without par value
Issued and outstanding
36,703,251 (December 31, 2008 - 36,703,251)	40,604,309	40,604,309
Contributed surplus	5,301,927	4,837,341
Warrants (Note 9)	5,238,978	5,297,817
	51,145,214	50,739,467

Accumulated other comprehensive income	1,094,369	712,268
Accumulated deficit	(30,693,797)	(29,009,242)
	(29,599,428)	(28,296,974)
	21,545,786	22,442,493
	29,011,623	30,263,139

Commitments (Note 11) Contingencies (Note 12) Approved by the Directors

(Signed) Jeff Ciachurski	(Signed) John Wardlow
Jeff Ciachurski, Director	John Wardlow, Director

See accompanying notes to the interim consolidated financial statements.	Page 1

Western Wind Energy Corp.
Consolidated statement of operations
three months ended March 31,
(Expressed in Canadian dollars)
(Unaudited)

	2009	2008
	$	$

Revenue
Energy sales	673,464	877,464

Expenses
General and administration (i)	754,165	962,374
Amortization	714,338	569,395
Project development (i)	550,330	326,924
Cost of sales (i)	471,960	405,866
Foreign exchange loss	44,166	560,652
Asset retirement obligation accretion	20,107	16,225
Interest and accretion on long-term debt	17,523	354,821
	2,572,589	3,196,257

Loss before the following	(1,899,125)	(2,318,793)
Interest income	2,718	10,672

Loss before income taxes	(1,896,407)	(2,308,121)
Income tax recovery (Note 7)	211,852	166,601

Net loss	(1,684,555)	(2,141,520)

Loss per share as reported - basic and diluted
Net loss	(0.05)	(0.07)

Weighted average number of common shares outstanding - basic and diluted	36,703,251	29,207,335

(i)	Included in cost of sales, general and administration and project development costs are amounts related to stock-based compensation totaling $405,747 (March 31, 2008 - $342,090) (Note 8 (b)).

See accompanying notes to the interim consolidated financial statements.	Page 2

Western Wind Energy Corp.
Consolidated statement of cash flows
three months ended March 31,
(Expressed in Canadian dollars)
(Unaudited)

	2009	2008
	$	$

Operating activities
Net loss	(1,684,555)	(2,141,520)
Items not involving cash
Amortization	714,338	569,395
Asset retirement obligation accretion	20,107	16,225
Accretion on long-term debt	-	13,720
Stock-based compensation expense	405,747	342,090
Future income taxes recoverable	(211,852)	(167,405)
Unrealized foreign exchange loss	43,503	560,546
	(712,712)	(806,949)
Change in non-cash working capital
Accounts receivable	(91,615)	(326,600)
Refundable tax credit	(21,640)	34,892
Income taxes recoverable	227,115	-
Prepaid expenses and deposits	(87,366)	(66,432)
Accounts payable and accrued liabilities	(290,041)	135,782
Accrued interest liabilities	(50,507)	296,062
	(1,026,766)	(733,245)

Investing activities
Construction in progress	(356,832)	(388,932)
Restricted cash	109,106	(18,237)
	(247,726)	(407,169)

Financing activities
Shares and warrants issued for cash	-	622,780
Loans payable and conversion rights	(39,516)	227,976
	(39,516)	850,756

Net cash outflow	(1,314,008)	(289,658)
Cash position, beginning of period	1,817,371	449,493
Cash position, end of period	503,363	159,835

Supplemental cash flow information
Interest paid in cash	54,943	28,575
Interest income	3,057	10,672
Income tax received	227,115	-

Non-cash financing activities - See statement of shareholders' equity - expiry of warrants.

See accompanying notes to the interim consolidated financial statements.	Page 3

Western Wind Energy Corp.
Consolidated statements of shareholders' equity and accumulated other comprehensive loss as at March 31, 2009
(Expressed in Canadian dollars)

									Accumulated
									other	Total
		Common shares	Contributed		Warrants	Special Warrants			comprehensive	shareholders'
	Number	Amount	surplus	Number	Amount	Number	Amount	Deficit	income (loss)	equity
		$	$		$		$	$	$	$

Balance at December 31, 2007	28,827,039	26,255,942	4,128,400	8,103,611	1,030,482	-	-	(26,739,967)	(1,905,932)	2,768,925
Net loss for the period	-	-	-	-	-	-	-	(2,269,275)	-	(2,269,275)
Currency translation adjustment of self-sustaining subsidiary	-	-	-	-	-	-	-	-	2,618,200	2,618,200
Comprehensive income										348,925
Cash transactions
Private placement of 6,315,800 special warrants at $2.85 per unit, net of issuance costs of $1,571,077 and broker warrants	-	-	-	-	-	6,315,800	15,560,086	-	-	15,560,086
Conversion of 6,315,800 special warrants to common shares and warrants net of additional issuance costs of $199,117	6,315,800	11,641,236	-	3,157,900	3,719,733	(6,315,800)	(15,560,086)	-	-	(199,117)
Special broker warrants issued	-	-	-	-	-	442,107	868,867	-	-	868,867
Conversion of special broker warrants to broker warrants (a)	-	-	-	442,107	868,867	(442,107)	(868,867)	-	-	-
Exercise of options at $1.05 per share	100,000	188,255	(83,255)	-	-	-	-	-	-	105,000
Exercise of options at $1.10 per share	250,000	459,802	(184,802)	-	-	-	-	-	-	275,000
Exercise of options at $1.23 per share	100,000	207,013	(84,013)	-	-	-	-	-	-	123,000
Exercise of options at $1.33 per share	100,000	243,367	(110,367)	-	-	-	-			133,000
Exercise of warrants at $1.05 per share	531,257	721,682	-	(531,257)	(163,862)	-	-	-	-	557,820
Exercise of warrants at $1.75 per share	162,950	371,708	-	(162,950)	(86,545)	-	-	-	-	285,163
Exercise of warrants at $1.20 per share	10,000	15,804	-	(10,000)	(3,804)	-	-	-	-	12,000
Exercise of warrants at $1.30 per share	10,000	17,911	-	(10,000)	(4,911)	-	-	-	-	13,000
	7,580,007	13,866,778	(462,437)	2,885,800	4,329,478	-	-	(29,009,242)	-	17,733,819
Non-cash transactions
Debt settlement at a value of $1.20 per share	166,667	200,000	(200,000)	-	-	-	-	-	-	-
Debt settlement at a value of $1.61 per share	46,512	75,000	(75,000)	-	-	-	-	-	-	-
Debt settlement at a value of $1.41 per share	7,100	10,000	-	-	-	-	-	-	-	10,000
Exercise of options at $1.33 per share	50,926	123,937	(56,206)	-	-	-	-	-	-	67,731
Exercise of options at $1.52 per share	25,000	72,652	(34,652)	-	-	-	-	-	-	38,000
Expiry of Warrants	-	-	62,143	(5,901,882)	(62,143)	-	-	-	-	-
Stock-based compensation	-	-	1,475,093	-	-	-	-	-	-	1,475,093
Balance at December 31, 2008	36,703,251	40,604,309	4,837,341	5,087,529	5,297,817	-	-	(29,009,242)	712,268	22,442,493
Net loss for the period	-	-	-	-	-	-	-	(1,684,555)	-	(1,684,555)
Currency translation adjustment of self-sustaining subsidiary	-	-	-	-	-	-	-	-	382,101	382,101
Comprehensive income										(1,302,454)
Non-cash transactions
Expiry of Warrants	-	-	58,839	(191,570)	(58,839)	-	-	-	-	-
Stock-based compensation	-	-	405,747	-	-	-	-	-	-	405,747
Balance at March 31, 2009	36,703,251	40,604,309	5,301,927	4,895,959	5,238,978	-	-	(30,693,797)	1,094,369	21,545,786

(a)	Each broker's warrant may be exercised by the holder to acquire one agent's unit at a price of $2.85 per agent's unit until June 20, 2010. An agent's unit comprises one common share and one-half of one warrant (Note 12).

See accompanying notes to the interim consolidated financial statements.	Page 4

Western Wind Energy Corp.
Notes to the consolidated financial statements
March 31, 2009
(Expressed in Canadian dollars)
(Unaudited)

1.	Nature of business and continued operations

The accompanying unaudited interim consolidated financial statements of Western Wind Energy Corp. (the “Company”) have been prepared by the Company in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and includes the assets, liabilities and operations of the Company and its wholly-owned subsidiaries. These interim consolidated financial statements do not contain all the information required by generally accepted accounting principles for annual financial statements and therefore should be read in conjunction with the annual consolidated financial statements of the Company as at and for the year ended December 31, 2008. These interim consolidated financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements, except as noted in Note 2.

In the opinion of management, the adjustments considered necessary for fair presentation, all of which are of a normal and recurring nature have been included in these unaudited interim consolidated financial statements. All intercompany accounts and transactions have been eliminated. The results of operations for the three months ended March 31, 2009 are not necessarily indicative of the results that may be expected for the year ending December 31, 2009 or for other future operating periods. All information is stated in Canadian dollars unless otherwise stated.

These consolidated financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize assets and discharge liabilities in the normal course of business. The cash on hand plus the cash raised in the May 2009 private placement is sufficient to maintain the Company on a going concern basis for the foreseeable future based on the Company’s ability to reduce discretionary development costs if projected development revenues do not materialize.

If the going concern basis was not appropriate for these consolidated financial statements, then significant adjustments would be necessary to the carrying value of assets and liabilities, the reported statement of operations and the balance sheet classification.

2.	Changes in accounting policies

(a) Current

In 2009, the Company adopted a new presentation and disclosure standard that was issued by the Canadian Institute of Chartered Accountants (“CICA”). Section 3064, Goodwill and Intangible Assets, clarifies the criteria for the recognition of assets, intangible assets and internally developed intangible assets. Items that no longer meet the definition of an asset are no longer recognized with assets. The disclosures required by this section are included in Note 5. There has been no significant effect on the financial statements related to the adoption of Section 3064.

Western Wind Energy Corp.
Notes to the consolidated financial statements
March 31, 2009
(Expressed in Canadian dollars)
(Unaudited)

2.	Changes in accounting policies (continued)

	(b)	Future

New accounting pronouncements

		(i)	Business combinations

CICA Handbook Section 1582, Business Combinations, which replaces Section 1581, Business Combinations, improves the relevance, reliability and comparability of the information that a reporting entity provides in its financial statements about a business combination and its effects. This section outlines a variety of changes, including, but not limited to, the following: an expanded definition of a business, a requirement to measure all business combinations and non-controlling interests at fair value, and a requirement to recognize future income tax assets and liabilities and acquisition and related costs as expenses of the period. The section applies to annual and interim financial statements for fiscal years beginning on or after January 1, 2011, with early adoption permitted. The Company has not yet assessed the impact adopting this section will have on its consolidated financial statements.

		(ii)	Consolidated financial statements and non-controlling interests

CICA Handbook Section 1601, Consolidated Financial Statements, in combination with Section 1602, Non-Controlling Interests, will replace Section 1600, Consolidated Financial Statements. Section 1601 establishes standards for the preparation of consolidated financial statements and specifically addresses consolidation accounting following a business combination that involves the purchase of an equity interest in one company by another. Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. The sections apply to annual and interim financial statements for fiscal years beginning on or after January 1, 2011, with early adoption permitted. The Company has not yet assessed the impact adopting this section will have on its consolidated financial statements.

Western Wind Energy Corp.
Notes to the consolidated financial statements
March 31, 2009
(Expressed in Canadian dollars)
(Unaudited)

3.	Construction in progress

	Windstar	Mesa Wind
	120 MW	50 MW	Total
	$	$	$

Balance, January 1, 2008	959,781	143,612	1,103,393
Additions	316,800	12,606	329,406
Foreign exchange difference	-	721	721
Balance, December 31, 2008	1,276,581	156,939	1,433,520

	Windstar	Mesa Wind
	120 MW	50 MW	Total
	$	$	$

Balance, January 1, 2008	427,597	85,657	513,254
Additions	532,184	32,994	565,178
Foreign exchange difference	-	24,961	24,961
Balance, December 31, 2008	959,781	143,612	1,103,393

4.	Property and equipment

			March 31, 2009
		Accumulated	Net book
	Cost	amortization	value
	$	$	$

Land	7,074,304	-	7,074,304
Generating facilities	20,026,524	(7,085,384)	12,941,140
Meteorological towers	330,127	(176,633)	153,494
Furniture and equipment	129,075	(45,071)	84,004
Assets under capital leases
(Note 6 (c))	412,475	(118,788)	293,687
	27,972,505	(7,425,876)	20,546,629

		December 31, 2008
		Accumulated	Net book
	Cost	amortization	value
	$	$	$

Land	7,074,304	-	7,074,304
Generating facilities	19,619,758	(6,264,374)	13,355,384
Meteorological towers	169,317	(144,156)	25,161
Furniture and equipment	129,075	(37,570)	91,505
Assets under capital leases
(Note 6 (c))	412,475	(94,980)	317,495
	27,404,929	(6,541,080)	20,863,849

The unrealized foreign exchange translation increase in capital costs for the three months ended March 31, 2009 was $375,693.

Western Wind Energy Corp.
Notes to the consolidated financial statements
March 31, 2009
(Expressed in Canadian dollars)
(Unaudited)

5.	Goodwill and other intangible assets

			March 31,	December 31,
			2009	2008
		Accumulated	Net book	Net book
	Cost	amortization	value	value
	$	$	$	$

Goodwill	4,657,914	-	4,657,914	4,522,677
Power purchase contracts	72,441	(41,287)	31,154	34,453
Land right-of-way	464,945	(190,747)	274,198	283,599
	5,195,300	(232,034)	4,963,266	4,840,729

The foreign exchange translation increase in goodwill and other intangible assets for the three months ended March 31, 2009 was $143,852. Total amortization for the three months ended March 31, 2009 was $21,315.

6.	Loans payable

	March 31,	December 31,
	2009	2008
	$	$

Windridge acquisition loan (a)	359,271	348,840
Windstar mortgages (b)	304,653	311,132
Crane financing contract (c)	240,558	246,442
Other	18,634	25,525
	923,116	931,939
Less: Current portion	534,762	582,060
	388,354	349,879

(a)	Windridge acquisition loan

The Windridge acquisition loan of US$285,000 is secured by a first charge on the Windridge land with interest payable annually at the rate of 8%. Principal was initially due on May 10, 2008 and was extended to June 15, 2009. The loan is convertible into common shares, at the option of the holder, at a price of US$1.40 per share. The note is redeemable by the Company upon 30 days’ notice.

(b)	Windstar mortgages

The Company’s Windstar mortgage balances of US$241,673 at March 31, 2009 (US$254,193 as at December 31, 2008) are repayable in blended monthly payments with interest at rates from 6.5% to 8% and with due dates from October 2009 to July 2014. The mortgages are secured by first charges on the land.

(c)	Crane financing contract

The Wells Fargo Equipment Finance contract balance of US$190,828 at March 31, 2009 is secured by the equipment leased and is repayable in 60 blended monthly payments of US$4,638 commencing on March 20, 2008 with interest at a rate of 6.82% per annum.

Western Wind Energy Corp.
Notes to the consolidated financial statements
March 31, 2009
(Expressed in Canadian dollars)
(Unaudited)

6.	Loans payable (continued)

Principal payments due in the next five calendar years and thereafter are as follows:

$

2009	534,762
2010	96,089
2011	99,731
2012	106,606
2013	76,893
Thereafter	9,035
923,116

7.	Income taxes recovery

	Three months ended March 31,
	2009	2008
	$	$
Income taxes
Current	-	804
Future	(211,852)	(167,405)
	(211,852)	(166,601)

The Company’s effective rate for income taxes is considerably lower than actual statutory rates because the benefits from losses carried forward for tax purposes have not been recognized.

8.	Share capital

(a)
750,000 shares were originally held in escrow, the release of which is subject to the direction of the regulatory authorities having jurisdiction. The escrow period for these shares is complete and the officers and directors entitled to the shares no longer have any continuing service requirements in order to obtain those shares. On June 12, 2008, 37,501 shares were released and a further 37,501 shares were released on December 9, 2008, leaving a balance of 674,998 shares held in escrow. The escrow shares are released over a six year basis and will be fully released by December 2013. 5% of the total original escrow shares will be released every six months for the first two years from December 2007. The remainder will be released equally over the following four years every six months. The release of the escrow shares is subject to the approval of the TSX Venture Exchange.

(b)
The Company has a stock option plan (the “Plan”) and has allotted and reserved up to an aggregate of 6,008,744 common shares representing 20% of the issued and outstanding shares as at the June 11, 2008 annual general meeting.

Each option entitles the holder to acquire one common share at its exercise price. Options vest between 12 and 24 months from the date of grant and expire five years from the date of grant.

During the three months ended March 31, 2009, an employee was terminated and the exercise rights for 100,000 stock options at $1.34 per share were forfeited.

Western Wind Energy Corp.
Notes to the consolidated financial statements
March 31, 2009
(Expressed in Canadian dollars)
(Unaudited)

8.	Share capital

	(b)	(continued)

During the year ended December 31, 2008, the Company granted 2,200,000 options to directors, officers, employees and consultants to acquire shares at $1.34 per share and 337,400 to a third party to acquire shares at $2.29 per share. A consultant was terminated and the exercise rights for the balance of the stock options (75,000 options at $1.54 per share) were forfeited. The third party’s 337,400 stock options issued at $2.29 were cancelled as a result of the termination of the investor relation contract with the Company. 400,000 options at $1.74, 200,000 options at $2.40 and 50,000 options at $2.55 expired during the year.

The Company recorded $405,747 of stock-based compensation expense during the three months ended March 31, 2009 ($342,090 for the three months ended March 31, 2008) .

A summary of stock option information as at March 31, 2009 is as follows:

		Weighted
		average
		exercise
	Shares	price
		$

Options outstanding at December 31, 2007	4,275,000	1.45
Granted	2,537,400	1.47
Exercised	(625,926)	1.19
Forfeited	(75,000)	1.54
Cancelled	(337,400)	2.29
Expired	(650,000)	2.01
Options outstanding at December 31, 2008	5,124,074	1.37
Forfeited	(100,000)	1.34
Options outstanding at March 31, 2009	5,024,074	1.37

		Stock options outstanding		Options exercisable
Weighted
		Weighted	average		Weighted
	Number of	average	remaining	Number of	average
Range of	stock options	exercise	contractual	options	exercise
exercise prices	outstanding	price	life	outstanding	price
$		$	Years		$

1.00 - 1.60	5,024,074	1.37	2.46	2,961,574	1.37

Western Wind Energy Corp.
Notes to the consolidated financial statements
March 31, 2009
(Expressed in Canadian dollars)
(Unaudited)

9.	Warrants

Share purchase warrants outstanding as at March 31, 2009:

Number of
share purchase			Exercise
warrants	(ii)	Amount	price	Expiry date
		$	$

80,002		26,559	1.05	August 1, 2009
155,000		58,969	1.20	October 11, 2009
1,060,950		564,850	1.75	October 23, 2009
3,157,900	(i)	3,719,733	3.70	June 20, 2010
442,107	(i)	868,867	2.85	June 20, 2010
4,895,959		5,238,978

(i)
On June 20, 2008, the Company issued 6,315,800 special warrants (the “Special Warrants”) through a private placement (“Offering”) at a price of $2.85 per Special Warrant. Each Special Warrant entitled the holder to acquire, for no additional consideration, 6,315,800 common shares (the “Common Shares”) and 3,157,900 common share purchase warrants (the “Warrants”). In conjunction with the Offering, the Company also issued 442,107 brokers’ warrants (the “Brokers’ Warrants”). Each Brokers’ Warrant may be exercised by the holder to acquire one Agents’ Unit at a price of $2.85 per Agents’ Unit until June 20, 2010. An Agents’ Unit comprises one common share and one-half of one Warrant. Each Warrant entitles the holder to acquire one common share at a price of $3.70 per share until June 20, 2010. On July 31, 2008, each Special Warrant and Brokers’ Warrant were converted to one common share and one half of one Warrant following the issue of a short-form prospectus to that effect. Brokers’ Warrants have not been converted as of March 31, 2009.

(ii)	Each share purchase Warrant entitles the holder to acquire one common share of the Company on the payment of the exercise price as indicated.

Warrants granted during the year ended December 31, 2008 were issued in conjunction with private placements of common shares, and are exercisable at the holder’s option. There are no conditions whereby the Company would have to settle the warrants in cash.

As the Company incurred losses for the three months ended March 31, 2009 and for the three months ended March 31, 2008, the stock options and share purchase warrants, as disclosed in Note 8 and in this note, were not included in the computation of loss per share as their inclusion would have been anti-dilutive.

Western Wind Energy Corp.
Notes to the consolidated financial statements
March 31, 2009
(Expressed in Canadian dollars)
(Unaudited)

10.	Related party transactions

The following expenses were accrued/paid to directors, officers, a significant shareholder and the spouse of a director of the Company:

	Three months ended March 31,
	2009	2008
	$	$

Consulting and directors' fees	469,636	320,587
Office and secretarial	9,000	21,000
Interest	-	311,685
	478,636	653,272

As at March 31, 2009, the Company had an account receivable of $88,226 (December 31, 2008 - $82,795) with a company having a common director, an account receivable of $27,599 (December 31, 2008 - $Nil) and an account payable of $Nil (December 31, 2008 - $58,747) to an officer and director of the Company.

Related party transactions are measured at the exchange amount, which is the consideration established and agreed to by the related parties.

11.	Commitments

					More
		Within 1	2 to 3	4 to 5	than 5
	Total	year	years	years	years
	$	$	$	$	$
Right of way agreements	401,012	87,779	211,212	102,021	-
Office lease	210,128	22,628	174,960	12,540	-
Management contract	262,800	262,800	-	-	-
	873,940	373,207	386,172	114,561	-

12.	Contingencies

(a)
The Company has two employees, and remunerates all officers, directors, and all other individuals by way of consulting fees. If certain of these individuals were deemed to be employees of the Company, as opposed to consultants, then the Company could be contingently liable for employer related withholdings and costs.

Western Wind Energy Corp.
Notes to the consolidated financial statements
March 31, 2009
(Expressed in Canadian dollars)
(Unaudited)

12.	Contingencies (continued)

(b)
The Company has entered into conditional purchase agreements for land in Ontario, Canada for potential development of solar energy facilities. Under these agreements, the Company paid refundable deposits of $20,000 in 2008 and $11,000 in early 2009. The deposits become nonrefundable once the local Transmission Line provider inspects the property and provides a site approval report. If any site does not receive a report satisfactory to the Company within approximately 6 months of the Purchase and sale Agreement Date, the purchase agreement would not be consummated. The following additional payments are contingent on the project development process as follows:

  $15,000 is payable for each property successfully rezoned for the Company’s intended use within approximately 8 months of the purchase and sale agreement date or the company waives such requirement;

  $25,000 is payable for each property if the Company is successful in obtaining all other contracts , agreements and approvals within approximately 24 months of the purchase and sale agreement date or the company waives such requirement; and

  The difference between the combined purchase price of $3,635,000 and the progress payments, as described above, would be due if the Company completes the purchase of the properties.

Title of the properties would not be transferred to the Company until the full purchase price has been paid.

13.	Economic dependence

The Company’s operations consist of generating wind energy in the State of California, U.S.A. The Company’s revenues are 100% derived from a single customer and are based on power purchase agreements signed between the parties.

14.	Financial instruments

(a) Categories of financial assets and liabilities

Under Canadian GAAP, all financial instruments must initially be recognized at fair value on the balance sheet. The Company has classified each financial instrument into the following categories: held-for-trading assets and liabilities, loans and receivables, held-to-maturity investments, available-for-sale financial assets, and other financial liabilities. Subsequent measurement of the financial instruments is based on their classification.

Unrealized gains and losses on held-for-trading financial instruments are recognized in earnings. Gains and losses on available-for-sale financial assets are recognized in other comprehensive income (“OCI”) and are transferred to earnings when the asset is disposed of or impaired. The other categories of financial instruments are recognized at amortized cost using the effective interest rate method. Transaction costs that are directly attributable to the acquisition or issue of a financial asset or financial liability are added to the cost of the instrument at its initial carrying amount.

Western Wind Energy Corp.
Notes to the consolidated financial statements
March 31, 2009
(Expressed in Canadian dollars)
(Unaudited)

14.	Financial instruments (continued)

	(a)	Categories of financial assets and liabilities (continued)

The Company has made the following classifications:
  Cash and restricted cash are classified as financial assets held-for-trading and are measured on the balance sheet at fair value;

  Accounts receivable are classified as loans and receivables and are initially measured at fair value and subsequent periodic revaluations are recorded at amortized cost using the effective interest rate method; and

  Accounts payable and accrued liabilities (including current portion) are classified as other liabilities and are initially measured at fair value and subsequent periodic revaluations are recorded at amortized cost using the effective interest rate method.

The carrying values of cash, restricted cash, accounts receivable, accounts payable, accrued liabilities and loans payable approximate their fair value at March 31, 2009 and December 31, 2008 due to their short-term nature. The Company is exposed to credit related losses, which are minimized as all sales are made under contracts with a large utility customer. No reclassifications or derecognition of financial instruments occurred in the period.

The Company’s credit facilities, as described in Note 6, are comprised of senior secured loans and mortgages and, as such, the Company is exposed to interest rate risk. The Company mitigates this risk by either fixing the interest rates upon the inception of the debt or through interest rate swaps. The fair values of the loans approximate their book values, based on the Company’s current credit worthiness and prevailing market interest rates.

(b)	Derivative instruments and hedging activities

The Company does not utilize derivative instruments currently but may use them in the future to manage market risk against the volatility in commodity prices, foreign exchange rates and interest rate exposures. The Company’s policy is not to utilize derivative instruments for speculative purposes. The Company may choose to designate derivative instruments as hedges.

As a March 31, 2009, the Company does not have any outstanding contracts or financial instruments with embedded derivatives that require bifurcation.

Western Wind Energy Corp.
Notes to the consolidated financial statements
March 31, 2009
(Expressed in Canadian dollars)
(Unaudited)

14.	Financial instruments (continued)

	(c)	Credit risk, liquidity risk, currency risk, interest rate risk and commodity price risk

The Company has limited exposure to credit risk, as the majority of its sales contracts are with a large utility customer, and the Company’s cash is held with major North American financial institutions. Historically, the Company has not had collection issues associated with its trade receivables and the aging of trade receivables is reviewed on a regular basis to ensure the timely collection of amounts owing to the Company. At March 31, 2009 less than 1% of the Company’s trade receivables were not current. The Company manages its credit risk by entering into sales agreements with credit worthy parties and through regular review of accounts receivable. The maximum credit exposure of the Company approximates the carrying value of cash, restricted cash, accounts receivable and taxes refundable. This risk management strategy is unchanged from the prior year.

The Company manages its liquidity risk associated with its financial liabilities (primarily those described in Note 6 and current liabilities) through the use of cash flow generated from operations, combined with strategic use of long term debt and issuance of additional equity, as required to meet the capital requirements of maturing financial liabilities. The contractual maturities of the Company’s long term financial liabilities are disclosed in Note 6, and remaining financial liabilities, consisting of accounts payable and accrued interest, are expected to be realized within one year. As disclosed in Note 16, the Company does not have any financial covenants relating to its financial liabilities as at March 31, 2009. This risk management strategy is unchanged from the prior year.

The Company has substantial assets denominated in U.S. dollars related to its California and Arizona properties. Based upon the net assets of the Company’s self sustaining operations as at March 31, 2009, a 1% change in the Canadian dollar-U.S. dollar blended forward exchange rate, would result in a $90,000 impact to accumulated other comprehensive income (“AOCI”). The foreign currency exposure on these assets is partly managed through U.S. dollar denominated financing. Based upon the remaining payments at March 31, 2009, a 1% change in the Canadian dollar-U.S. dollar blended forward exchange rate, over the timing of the payments to be made by the Company, would result in a $10,000 impact to net income. This risk management strategy is unchanged from the prior year.

The Company generates revenue through variable price power purchase agreements with a California utility. The power rates reflect current oil and gas market prices and therefore the Company is exposed to commodity price risk. A 1% decrease, on an absolute basis, in the oil and gas market prices would result in reduced revenue, on an annual basis, of approximately $50,000. The Company manages this commodity price risk by monitoring the oil and gas futures market and by being prepared to convert the current variable price contracts to fixed price long term contracts if and when this is deemed to be necessary. This risk management strategy is unchanged from the prior year.

Cash and restricted cash are stated at amounts compatible with those prevailing in the market, are highly liquid, and are maintained with prime financial institutions for high liquidity.

Western Wind Energy Corp.
Notes to the consolidated financial statements
March 31, 2009
(Expressed in Canadian dollars)
(Unaudited)

15.	Subsequent events

(a)
On May 5, 2009, the Company closed a brokered private placement of 7,015,700 units (the “Units”) at a price of $0.65 per Unit for gross proceeds of $4,560,205. Each Unit is comprised of one common share of the Company and one half of one share purchase warrant. Each whole warrant entitles the holder to acquire one common share of the Company at a price of $1.00 per share at any time on or prior to the close of business on May 5, 2011. The Company also granted 491,099 Broker’s Warrants exercisable into Units at any time before May 5, 2011 at a price of $0.65 per Unit. The Units have the same terms as those to be issued to the subscribers. The Agents also received a cash commission equal to 7% of the gross proceeds of the Offering.

(b)
On May 12, 2009, the Company issued to management, employees and directors, by way of non-brokered private placement, 699,955 at a price of $0.65 per Unit for gross proceeds of $454,971. Each Unit is comprised of one common share of the Company and one half of one share purchase warrant. Each whole warrant entitles the holder to acquire one common share of the Company at a price of $1.00 per share at any time on or prior to the close of business on May 12, 2011.

16.	Capital disclosures

The Company’s stated objective when managing capital (comprised of the Company’s debt and shareholders’ equity) is to utilize an appropriate amount of leverage to ensure that the Company is able to carry out its strategic plans and objectives. The Company’s success of this is monitored through comparison of debt to equity, which the Company believes is appropriate given the current economic conditions in the renewable energy sector, the Company’s growth phase, and the long-term nature of the Company’s assets. The Company’s current debt/equity ratio is calculated as follows:

	March 31,	December 31,
	2009	2008
	$	$

Total loans payable including current portion	923,116	931,939
Shareholders’ equity	21,545,786	22,442,493
Total debt and equity	22,468,902	23,374,432

Debt to equity ratio, end of period	0.04	0.04

Changes from December 31, 2008 relate primarily to changes within shareholders’ equity relating primarily to current period earnings.

The Company had no financial covenants that would have required compliance as at March 31, 2009.

Capital required for new projects would initially be sought at the project company level through finance partnerships common in the U.S. renewable energy market.

Western Wind Energy Corp.
Notes to the consolidated financial statements
March 31, 2009
(Expressed in Canadian dollars)
(Unaudited)

17.	Comparative figures

The Company presented its statement of operations based on functional accounting and as a result, has reconfigured the statement of operations for the three months ended March 31, 2008.